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                      [CHRYSLER CORPORATION LETTERHEAD]




                                                                      EXHIBIT 6

                                            April 24, 1995

Mr. Kirk Kerkorian
Chief Executive Officer and President
Tracinda Corporation
4835 Koval Lane
Las Vegas, Nevada 89109

Dear Mr. Kerkorian:

        Chrysler's Board of Directors and our entire senior management team are committed to achieving increased profitability for Chrysler and increased value for Chrysler shareholders. We regularly consider how best to achieve these goals. In this context, the Board of Directors has reviewed your April 12 letter. The Board has unanimously determined to reject the proposal outlined in your letter.

        Now and always, Chrysler is focused on the long-term. We are committed to a sound business strategy that will allow Chrysler to continue to produce innovative, quality products throughout the business cycle. And that means ensuring the financial strength that will enable Chrylser to fulfill that commitment. Today, Chrysler is more financially stable than its ever been and once more stands proudly among the top automakers in the U.S. and in the world, producing exceptional products and profitability.

        In the directors' judgment, pursuing your proposal is not in the best interests of the Company, its shareholders, its employees, its dealers or its customers. Here are several of the reasons that underlie this conclusion:

        Your letter speaks of an "offer," but it only amounts to an invitation to Chrysler to join you in a search to see if financing might be available for a transaction. When you add up what would be required to pay shareholders and to refinance debt facilities, more than $30 billion would be needed. Not a single non-Chrysler dollar of that financing - according to Tracinda's announcements - has been lined up. We have grave doubts that such a financing is feasible.

        Your letter contains no information whatsoever as to where you would look for the needed funds. Your representatives have publicly stated that you would use $5.5 billion of Chrysler's cash reserves, seek $12-13 billion of debt financing, and seek $3 billion in equity. Beyond these amounts, we believe your proposal would most likely also require refinancing approximately $10 billion of bank facilities at Chrysler and at Chrysler Financial.





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K. Kerkorian
April 24, 1995
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        Even if this immense financing could be accomplished, the result would be a crippled company:

        - Given the cyclicality of the automotive business, we think it would be rash to strip Chrysler of over 70% of its cash reserves, and leave it vulnerable to the next downturn in the business cycle.

        - Chrysler's financial strength is also essential to developing new products and maintaining a leadership position in the intensely competitive world automotive marketplace. Our planned product spending alone over the next five years is $23 billion. Without the new products from that investment, Chrysler simply couldn't compete.

        To explore an LBO this big would be a long and deeply disruptive process. Tracinda has acknowledged that close to eight months would be needed. The risks of failing to complete a transaction, and of major harm to the Company in the process, are very high.

        Since Tracinda announced its letter, Chrysler's relations with lenders have suffered. In addition, credit rating agencies have placed Chrysler's debt on credit watch with negative implications. Key partners in Chrysler's ongoing success - our employees, our dealers, our suppliers - have also voiced their alarm and concern about the prospects of a leveraged transaction.

        Our directors believe it would be a serious mistake to subject Chrysler to the kind of leveraged transaction your proposal contemplates. Your representatives have said that you are willing to bet your stake in Chrysler on such a transaction. Our directors do not have any interest in gambling with Chrysler's future.

                                *     *     *


        We believe strongly in Chrysler's future. We also believe that the benefits from that bright future should be and will be realized by all of Chrysler's shareholders.

                                            Yours sincerely,

                                            Robert J. Eaton

                                            Robert J. Eaton
                                            Chairman and Chief Executive Officer